Tanger Inc.
Tanger Properties Limited Partnership
3200 Northline Avenue, Suite 360
Greensboro, NC 27408

June 21, 2024

VIA EDGAR

Mr. Peter McPhun
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: Tanger Inc.
Tanger Properties Limited Partnership
Form 10-K for the fiscal year ended December 31, 2023
Filed February 21, 2024
File No. 001-11986
File No. 333-03526-01

On behalf of Tanger Inc. and Tanger Properties Limited Partnership (collectively, the “Company”, “our” or “we”), we are submitting this letter in response to the letter dated June 6, 2024 from the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). We have reproduced below the full text of the Staff’s comment in italics, followed by the Company’s response.

Form 10-K filed February 21, 2024

“Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations” “Evaluation of Impairment of long-lived assets”, page 60

1. We note your response to comment 1. We continue to believe it would be beneficial to investors to provide a more fulsome discussion of how you determined that the carrying value of the Atlantic City Center is recoverable, despite the fact that the carrying value exceeds fair value. Please also explain to us why the carrying value of $111.1 million disclosed on page 60 does not agree to the $88.4 million carrying value calculated from Schedule III.

Company Response:

The Company respectfully acknowledges the Staff’s comment and advises as follows:

1.(a)

In accordance with ASC 360, we determined that the carrying value of the Atlantic City Center ($111.1 million at December 31, 2023) is recoverable because the sum of the estimated future undiscounted cash flows from operations and the estimated potential disposition of the Center (in aggregate totaling $151.5 million at December 31, 2023) exceeds the carrying value by $39.6 million, or 36%. Based on the assumptions and discussion described below, we estimated future undiscounted cash flows over the holding period of $64.5 million and disposition value of approximately $87.0 million, or $151.5 million in aggregate.

As part of our evaluation process, and consistent with ASC 360, management estimates future undiscounted cash flows expected to result from the use and eventual disposition of the Center. This incorporates management’s projection of cash flows from leasing of the Center and future expenditures necessary to maintain the existing service potential of the Center, including estimated expenditures for re-tenanting of vacant space and space subject to expiring leases. Management projections reflect judgment as to economic and market uncertainties, including demand for comparable space, competition for tenants, current market rental rates and expected changes in market rental rates, operating costs, capitalization rates and holding periods.

In respect to the Atlantic City center, management evaluated different holding period scenarios and applied probabilities to those scenarios to determine an average holding period of 9.75 years. At the time of testing, management had the intent, and the Company had the ability, to hold the Center for at least this period, and management believes this period is reasonable based on the Center’s performance and the Company’s history of being a long-term owner and operator of its centers.

Management then estimated the cash flow amount from the disposition of the Center by applying a capitalization rate to projected net operating income. Management based its estimates on its knowledge and experience of its properties and markets. As disclosed in the 2023 Form 10-K, terminal capitalization rates are difficult to predict and subject to future events that may alter our estimates.

When we tested the Center for recoverability at December 31, 2023 pursuant to ASC 360, we determined that the sum of the estimated future undiscounted cash flows expected to result from the operation of the Center for 9.75 years and the eventual disposition of the Center totaled $151.5 million, comprised of $64.5 million of future undiscounted cash flows and disposition value of approximately $87.0 million. Based on this calculation, management concluded that the carrying value of the Center, $111.1 million, is recoverable as of December 31, 2023.

1. (b)

The carrying value of the Center, $111.1 million, disclosed on page 60 of the 2023 Form 10-K does not agree to the $88.4 million carrying value calculated from Schedule III because Schedule III excludes deferred lease costs and lease cost intangibles accounted for in accordance with ASC 805. The Center was acquired in 2011. The carrying value disclosed on page 60 for impairment testing purposes includes all rental property and deferred and intangible lease costs, which we include when determining the net book value of a center that is evaluated for recoverability.

Schedule III is required by Rule 5-04 and 12-28 of Regulation S-X to disclose Real Estate and Accumulated Depreciation in tabular format with column headings of Land, Building and Improvements and Accumulated Depreciation. Our consolidated balance sheet within the section “Rental Property” contains the following line items:

•Land
•Buildings, improvements and fixtures
•Construction in progress
•Accumulated depreciation
•Total rental property, net

In following the guidance referenced above for Schedule III, we do not believe that deferred lease costs and values allocated in accordance with ASC 805 to in-place lease cost intangibles should be included in Schedule III. They are recorded on the consolidated balance sheet outside of Rental property in separate line items - “Deferred lease costs and other intangibles, net”, and as it relates to purchase price allocated to below market lease intangibles, “Other liabilities”.

If you have any questions concerning this response, please do not hesitate to contact the undersigned.

Sincerely,
/s/ Michael J. Bilerman
Michael J. Bilerman
Executive Vice President, Chief Financial Officer and Chief Investment Officer